

January 18, 2013

Via Facsimile
Lee K. Boothby.
President and Chief Executive Officer
Newfield Exploration Company
4 Waterway Square Place, Suite 100
The Woodlands, Texas 77380

>   **Re: Newfield Exploration Company**
>   **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Response dated October 31, 2012**
>   **File No. 1-12534**

Dear Mr. Boothby:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Estimated Reserves, page 9

1. In comment 3(a) of our September 20, 2012 letter, we requested "One-line recaps in spread sheet format for each property sorted by field within each proved and probable reserve category including the dates of first booking and estimated first production for your proved undeveloped properties". You provided us with PDF files that are not spread sheet formatted and that omitted the estimated first production date for PUD reserves. Please provide us the information as requested in prior comment 3(a).

Proved Reserves, page 10

2. In our prior comment five, we asked that you affirm that none of your PUD reserves are scheduled to be developed beyond five years after first booking. You responded that a portion, which we consider to be material, of your proved undeveloped reserves is scheduled to be drilled beyond five years from first booking. Rule 4-10(a)(31)(ii) of Regulation S-X specifies that undrilled locations can be classified as having [proved] undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. In part, Question 108.01 of our Compliance and Disclosure Interpretations ("C&DIs") describes a "development project" as "[t]he scope and scale of a project are such that, if a project were terminated before completion, for whatever reason, a significant portion of the previously invested capital would be lost." If you believe that the reserves in question are part of a development project as set forth above, please furnish to us the figures for each project's: sunk development costs; sunk surface infrastructure costs; estimated total (sunk and future) development cost that you have incurred or will incur from the initial activity through year-end 2011..

3. Item 1203(d) of Regulation S-K requires the disclosure of "…the reasons why material amounts of proved undeveloped reserves in individual fields or countries remain undeveloped for five years or more after disclosure as proved undeveloped reserves." As the cited portion of your total proved reserves is material, please amend your document to comply with Regulation S-K.

4. In response five, we note your statement, "Newfield reaffirms that as of the date of each reserve report, it intends to invest capital to develop the PUDs in the subsequent five-year period." It is the staff's view that the five year begins when PUDs are first "booked." It is not appropriate to "restart" the five year period in subsequent years. Drilling locations that have been or are scheduled to be booked for more than five years are, in general, unproved. Please confirm that this is consistent with your practice.

5. In our prior comment six, we asked that you explain your four year average PUD conversion rate of 15%/year. In part, you replied, "Reserve calculations at any end-of-year period are representative of our development plans at that time" and that your 2012 PUD conversion expenditures will be about $550 million to $600 million instead of the initial estimate of $785 million. Please tell us the figures for your initial estimated PUD conversion expenditures and your historical PUD conversion expenditures for each of the years 2008-2010. Explain why your reserve report presents 2012 PUD estimated capital costs of $589 million instead of $785 million.

6. In light of your 4 year PUD drilling rate, please explain the reasons that you have converted more probable reserves than PUD to proved developed status in the last two years. Tell us the capital expended for conversion of probable reserves to proved developed status in 2010 and in 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Don Delaney at (202)551-3863 or Jennifer O'Brien at (202)551-3721 with any question regarding our accounting comments.   You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202)551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director